INTERACTIVE STRENGTH INC.

1005 Congress Ave, Suite 925

Austin, Texas 78701

February 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Strength Inc. - Registration Statement – Form S-1

File No. 333-269246

Ladies and Gentlemen:

Interactive Strength Inc. (the “Registrant”) hereby withdraws its request for acceleration of the effective date of the above-referenced registration statement on Form S-1 (File No. 333-269246) (as amended, the “Registration Statement”) previously submitted on February 9, 2023. The Registrant will resubmit its request for acceleration of the Registration Statement at a later time.

Please address any questions or comments with respect to this request to our counsel, Pillsbury Winthrop Shaw Pittman LLP, by contacting Davina K. Kaile at (650) 233-4564, counsel to the Registrant, at (650) 233-4564, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

INTERACTIVE STRENGTH INC.

By:	/s/ Trent A. Ward
Trent A. Ward, Chief Executive Officer

cc:	Trent A. Ward, Interactive Strength Inc.

Michael J. Madigan, Interactive Strength Inc.

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP

Anthony W. Basch, Kaufman & Canoles, P.C.